[redacted]

03037036

Multimedia

October 30, 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Re: PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, S.G.P.S., S.A. **(File No. 82-5059)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, SGPS, S.A. (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with an exhibit hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the document listed below, which constitutes information that the Company has recently made public pursuant to the laws of Portugal:

1. A press release announcing the Company's results for the third quarter and first nine months of 2003.

If you should have any questions or comments, please call the undersigned at 00-351-21-782-4725.

Very truly yours,

Lídia Falcão

Lídia Falcão

Enclosure

10/31

PT – Multimédia,
Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Sede - Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal

Tel + 351 21 782 47 00
Fax + 351 21 782 47 35

PT Multimedia

PT MULTIMEDIA REPORTS RESULTS FOR THE THIRD QUARTER AND FIRST NINE MONTHS OF 2003

Lisbon, Portugal, October 30, 2003 – PT Multimedia announced unaudited results for the third quarter and the first nine months of 2003. Consolidated revenues increased by over 10%, reaching EUR 489 million, whilst consolidated EBITDA surpassed EUR 90 million, representing over 60% growth. The company posted Net Profit of EUR 8.9 million, compared to a Net Loss of EUR 118.6 million in the same period last year.

PT Multimedia posted profit amounting to EUR 5.7 million in the third quarter, reflecting sustained growth over three consecutive quarters, with a EUR 2.2 million profit posted in the second quarter and EUR 0.9 million in the first.

PT Multimedia's results in first nine month 2003 reflect substantial growth in the Pay-TV and Cable Internet businesses, taking advantage of the group's synergies within the audiovisuals area, as well as rationalisation of operational costs, especially programming and structural costs. Additionally 2003 results continued to benefited from balance sheet restructuring carried out during the second half of 2002.

PT Multimedia's client base continues to reflect significant growth levels:

- Pay TV subscribers: + 10.8% to 1.402 thousand subscribers, up by 34 thousand new subscribers in the third quarter;
- Premium product subscribers: + 18.9% to 1.007 thousand subscribers, up by 21 thousand additional subscribers in the third quarter;
- Broadband Internet access subscribers: + 78.1% to 203 thousand subscribers, up by 23 thousand additional subscribers, surpassing end of September target of 200 thousand subscribers.

In the third quarter, PT Multimedia's EBITDA continued to register significant improvement, stimulated by recovery in the Audiovisuals segment, as well as consistent growth in Pay TV and Cable Internet EBITDA and corresponding margin:

- In the third quarter Pay-TV and Cable Internet EBITDA reached EUR 35.4 million, compared with EUR 29.0 million in the second quarter, and EUR 24.1 million in the first;
- In the third quarter Pay-TV and Cable Internet EBITDA margin surpassed the previously announced 30% fourth quarter target, reaching 32.8% (27.5% in the second quarter and 23.6% in the first). This improvement reflects a reduction in programming costs due to the replacement of the Telecine premium channels by those of Lusomundo, the increasing weight of advertising and Internet revenue, as well as systematic increases in scale.

PT Multimedia's businesses show growing operational cash flow generation (EBITDA minus CAPEX):

- In the third quarter operational cash flow grew to EUR 20.7 million, compared to EUR 19.6 million in the second quarter and EUR 11.5 million in the first;
- In the first nine months of 2003, operational cash flow totalled EUR 51.8 million, a significant improvement when compared to EUR 4.5 million in the same period of 2002.

BASIS OF PRESENTATION OF RESULTS

PT Multimedia reports its financial information in three main business areas:

- Pay TV and Cable Internet, including TV Cabo Portugal S.A. and its subsidiaries, TV Cabo Audiovisuais S.A. and Premium TV S.A.;
- Audiovisuals, including the former Lusomundo Audiovisuais, SGPS and the services companies that support the audiovisuals division, previously included in Lusomundo Serviços, SGPS;
- Media, including Lusomundo Media, SGPS and Lusomundo Serviços, SGPS, the services companies that support the media division.

In order to discuss the results on a more consistent year-to-year basis, PT Multimedia's consolidated accounts are analysed in this press release on a pro-forma basis for 2002. Following the sale of PT Multimedia's stake in PTM.com (100%), Páginas Amarelas (24.75%) and Sportinveste Multimédia (50%), in the last quarter of 2002, PTM.com and its subsidiaries were excluded from PT Multimedia's consolidated results. However, PTM.com and its subsidiaries' revenues and expenses were fully consolidated until September 30, 2002. The pro-forma basis excludes PTM.com entirely from the consolidation in 2002, as well as the results of Páginas Amarelas and Sportinveste Multimédia, which were consolidated on an equity basis.

This year, PT Multimedia changed the period of depreciation of its network assets. Previously, network assets were depreciated according to the number of years left until the end of the pay-TV licence granted by ANACOM, which is in 2009. At the beginning of the year, since PT Multimedia believes that this depreciation period is not adequately related to the useful life of the assets (estimated to be 20 years), and since it attributes a high probability that its licences will be renewed after 2009, those assets are now depreciated over a period of 20 years. This change of depreciation period was approved by the Tax Authority.

CONTACTS

Luís Pacheco de Melo – Chief Financial Officer
E-mail: lmelo@pt-multimedia.pt or ir@pt-multimedia.pt
Phone: +351 21 782 47 45
Fax: +351 21 782 47 47

Lidia Falcão – Investor Relations
E-mail: lidia.m.falcao@pt-multimedia.pt or ir@pt-multimedia.pt
Phone: +351 21 782 47 25
Fax: +351 21 782 47 35

This information is also available in www.pt-multimedia.pt

1. KEY HIGHLIGHTS

1.1. Pay TV

Pay TV	9M02	9M03	Δ	Net Additions 3Q02	2Q03	3Q03
Homes passed ('000)	**2.367**	**2.445**	**3,3%**	**23**	**18**	**22**
Homes with two-way capacity ('000)	**1.951**	**2.178**	**11,6%**	**148**	**45**	**49**
Subscribers ('000) (1) (2)	**1.265**	**1.402**	**10,8%**	**34**	**22**	**34**
Cable	994	1.073	7,9%	20	15	20
DTH	271	329	21,4%	14	7	14
Premium Subscriptions ('000) (2)	**847**	**1.007**	**18,9%**	**27**	**18**	**21**
Sports	381	412	8,1%	6	-6	4
Movies	184	205	11,4%	1	1	1
Other	282	390	38,3%	20	23	16
Penetration rate (Cable)	**46,4%**	**48,3%**	**1,9 p.p.**			
Pay to basic ratio	**67,0%**	**71,8%**	**4,9 p.p.**			
ARPU (EUR)	**19,0**	**19,9**	**4,7%**			

(1) The figures shown refer to the total number of subscribers of TV Cabo's basic service. TV Cabo offers a variety of basic packages, supported by diverse technologies, and directed to different market segments (domestic, real estate, and hotel segment), with distinctive geographical scope (mainland Portugal, islands, and international), as well as having a variable number of channels.
(2) These numbers include products which are subjected to temporary promotional campaigns, such as "Try and Buy".

- **Launch of premium movie channels, Lusomundo Premium and Lusomundo Gallery, in June 2003,** replacing Telecine channels. Lusomundo has taken responsibility for content acquisition and negotiation for premium movie channels. As a consequence of Lusomundo's access to a larger number of cinematographic producers and distributors, including those of Portuguese origin, both the quality and quantity of films broadcasted has increased, while simultaneously significantly reducing programming costs. Furthermore, the production and broadcasting of these channels is now under local control, which has led to a substantial improvement in technical image quality, which is critical to the success of any movie channel;
- **Launch of digital service in May**, allowing Pay TV customers to access digital services such as EPG, multi-camera functionalities, and video-on-demand. Simultaneously, an upgrade of the conditional access system is been implemented (upgrading it to NAGRA's ALADIN system). This will increase security levels and the degree of services access control;
- **Upgrading and integration of CRM and billing systems.** In response to PT Multimedia's commitment to quality of service, it is renewing its Customer Relationship Management (CRM) and billing systems. The new CRM solution (Siebel) will allow the collection of a significant amount of client data, and comprehensive monitoring of the client-supplier relationship, thus improving the quality of service. Additionally, the new system will improve understanding of client profiles and ensure complete management of the subscription life-cycle, thus facilitating product segmentation, pro-active selling, and control of churn. The new billing system (Geneva) will be more open, flexible, and responsive to new business requests, allowing improved invoice description and readability;
- **Implementation of a Service Provider (SP) certification system and launch of the "SP of the Month" award:** PT Multimedia has launched a technical and commercial certification and training program for its SPs aimed at further improving quality of service. This program includes over 4,200 hours of training, and involves 145 employees. Furthermore, a monthly evaluation system has been implemented. The SPs' remuneration will be indexed based on the results achieved in the evaluation. Additionally the "SP of the Month" award was launched. This award is given to the SP who achieves the best monthly results. For the month of September, the award was given Meci;
- **Cable and DTH subscribers: 1,402 thousand**, a 10.8% growth over the first nine months of 2002. PT Multimedia's Pay TV market share by the end of September 2003 is estimated to be 84.5%. In the summer months of June, July, and August, Pay TV showed good growth levels, acquiring 34 thousand new customers, compared to 22 thousand in the second quarter;
- **Premium channel subscribers: 1,007 thousand**, an 18.9% increase when compared with the first nine months of last year. In the third quarter of 2003, premium channels registered 21 thousand additional subscribers, compared to 18 thousand new subscribers in the second quarter of 2003. This growth in premium products was driven by the number of additional sport channel subscribers due to the start of the Portuguese Football Premier league.
- **Pay-TV ARPU: EUR 19.9**, a 4.7% increase when compared with September 2002.

1.2. Broadband Internet (Netcabo)

Broadband Internet	9M02	9M03	Δ	Net Additions 3Q02	2Q03	3Q03
Subscribers ('000)	114	203	78,1%	19	18	23
Pentration rate (Internet Cl./Basic Cl.)	11,5%	18,9%	7,5 p.p.			
ARPU (Euros)	32,1	29,1	-9,3%			

- **Broadband Internet access via cable subscribers: 203 thousand**, surpassing the previously announced end of September target of 200 thousand. Netcabo registered 23 thousand additional subscribers in the third quarter, compared with 19 thousand in the same period last year and 18 thousand in the second quarter of this year;
- **Penetration rate on cable TV subscribers: 18.9%**, a 7.5 p.p. growth when compared to the first nine months of 2002;
- **Broadband Internet ARPU: EUR 29.1,** against a backdrop of significant growth in customers and competition within Cable Internet and ADSL markets.

1.3. Audiovisuals

Audiovisuals	9M02	9M03	Δ	3Q02	3Q03	Δ	Δ 3Q/2Q03
Tickets Sold ('000)	6.233	6.037	-3,1%	1.950	1.884	-3,4%	-1,8%
Average Attendance Rates	21,8%	18,7%	-3,1 p.p.	19,4%	15,0%	-4,4 p.p.	-3,3 p.p.

- In September 2003, PT Multimedia finalised the agreement with Warner Bros. Entertainment Inc. to acquire the remaining 50% of Warner Lusomundo, the owner of the largest cinema multiplex circuit in Portugal. The total consideration for this transaction was EUR 21 million;
- **Opening/closing of cinema multiplexes:** in January 2003, a new multiplex was opened in Miraflores with 4 theatres (361 seats), and in April 2003, two others were inaugurated, one in Odivelas Parque and the other in Fórum Montijo, with 7 and 6 theatres respectively and a total of 2,700 seats. In July, the Cinema Floresta in Sintra was closed. Currently, PT Multimedia's cinema circuit stands at 145 theatres, with approximately 27.3 thousand seats;
- **Tickets sold in Portugal: 6.0 million**, a 3.1% decrease when compared with the same period last year. The performance of PT Multimedia's movie theatres has been adversely affected by increased competition, particularly in the Lisbon metropolitan area, and a decrease in leisure spending due to the unfavourable economic climate;
- **Film distribution revenues: EUR 5.3 million,** a 13.7% increase when compared with the same period last year. In the third quarter of 2003, film distribution revenue amounted to EUR 2.3 million, EUR 900 thousand more than in the same period last year. This is primarily due to the success of films launched during the summer of 2003, namely "Pirates of the Caribbean" and "American Pie - The Wedding";
- **Video revenues: EUR 19.5 million,** a 4.4% decrease when compared with the first nine months of 2002. Video revenues totalled EUR 4.8 million in the third quarter of 2003, representing a 22.3% decrease when compared with the same quarter last year. This reflects declining demand for the VHS format, and adverse pressure on DVD sales due to DVD promotional campaigns by major national daily newspappers. Additionally third quarter revenues were hampered by the fact that no major film was released, contrary to last year;
- **Videogames revenues: EUR 15.9 million,** a 16.4% decrease when compared with the first nine months of 2002. In the third quarter there was sales recovery in this segment were price reduction of the PS2 console from EUR 254.99 to EUR 204.99 positively affected the market. Hence, videogame revenue in the third quarter reached EUR 7.6 million, more than double of the second quarter of 2003, and 18% above those of the 2002 third quarter.

Media

Media	9M02	9M03	Δ	3Q02	3Q03	Δ	Δ 3Q/2Q03
Average Paid Circulation per Edition (1)							
Jornal de Notícias	104.686	105.704	1,0%	109.891	106.105	-3,4%	1,6%
Diário de Notícias	52.854	49.195	-6,9%	49.359	46.671	-5,4%	-5,0%
24 Horas	35.990	48.397	34,5%	38.693	44.133	14,1%	-13,3%

(1) Source: APTC and PT Multimedia since July 2003

- **Jornal de Notícias (JN):** during the second quarter of 2003, JN consolidated its leadership position in the dailies segment, reaching readership levels of 12%, in comparison with 10.2% during the same period in 2002. In the third quarter, Jornal de Notícias sold an average of 106.1 thousand copies daily, representing a decrease of 3.4% compared to the same period in 2002. This drop primarily reflects an increase in popularity of tabloid newspapers, negatively affecting more general daily newspapers. Furthermore, third quarter 2002 circulation levels, were pushed by the release of a special edition dedicated to the events of September 11, 2001;
- **Diário de Notícias (DN):** registered an average paid daily circulation of 46.7 thousand copies, a level which is somewhat lower than the average 49.4 thousand copies sold in the third quarter of 2002. The increase in popularity of tabloid newspapers is also in part responsible for the loss of circulation of larger daily newspapers, such as the DN. Furthermore, third quarter 2002 circulation levels benefited with the launch of the "Intelijogos" campaign in June, which increased daily paid circulation to 45,000 copies. The September 11th supplement also busted circulation levels during that period.
- **24 Horas:** continues to show high circulation growth rates (14.1%), with an increase in paid circulation of over 5 thousand daily copies in comparison with the 38.7 thousand sold in the third quarter of 2002. This growth is due to the success of its editorial approach, which emphasises the use of graphics and images to make it easier and quicker to read.

2. OVERALL FINANCIAL REVIEW

2.1 Consolidated Financial Results

(millions of Euro)	9M02	Pro-forma 9M02	9M03	Pro-forma Δ	Pro-forma 3Q02	3Q03	Pro-forma Δ	Δ 3Q/2Q03
Revenues								
Pay TV and Cable Internet	265,3	267,3	315,5	18,0%	94,4	107,7	14,1%	2,2%
Audiovisuals	78,5	78,3	76,0	-3,0%	24,3	26,2	7,7%	17,6%
Media	96,5	93,2	104,9	12,6%	30,3	32,9	8,4%	-11,6%
PTM.com	58,8	-	-	n.m.	-	-	n.m.	n.m.
Other, Adjustments and Holding	(2,1)	4,5	(6,9)	n.m.	1,1	(3,4)	n.m.	-45,0%
Total	**497,0**	**443,4**	**489,5**	**10,4%**	**150,2**	**163,4**	**8,8%**	**0,5%**
EBITDA								
Pay TV and Cable Internet	48,5	49,3	88,5	79,6%	18,2	35,4	93,9%	22,1%
Audiovisuals	9,6	9,7	8,1	-17,1%	1,9	3,3	74,9%	1268,6%
Media	1,7	0,5	(0,3)	-156,1%	(0,7)	(2,6)	-255,2%	-207,6%
PTM.com	(3,1)	-	-	n.m.	-	-	n.m.	n.m.
Other, Adjustments and Holding	(3,7)	(3,4)	(5,4)	-60,4%	1,6	(2,0)	-218,4%	-12,3%
Total	**53,0**	**56,1**	**90,9**	**62,0%**	**21,0**	**34,1**	**62,2%**	**16,2%**
EBIT	**(6,2)**	**5,3**	**43,5**	**719,3%**	**3,6**	**20,3**	**464,2%**	**61,9%**
Interest and other financial expenses	45,0	24,2	7,2	-70,5%	7,6	2,7	-64,7%	32,1%
Interest and other financial income	11,3	9,3	3,0	-67,7%	1,6	1,5	-7,0%	427,0%
Equity in earnings (losses) of investees	(18,6)	(7,9)	(4,3)	44,9%	(3,1)	(0,9)	70,6%	67,5%
Amortization of goodwill	39,2	23,9	10,3	-56,9%	8,1	3,9	-51,8%	26,8%
Other non-operating income (losses), net	(17,6)	3,4	(61,6)	-1907,3%	(2,5)	(2,5)	-1,7%	95,7%
Income /(Loss) Before Income Tax	**(115,2)**	**(38,0)**	**(37,0)**	**n.m.**	**(16,0)**	**11,8**	**n.m.**	**121,8%**
Consolidated Net Loss Before Minority Interests	**(118,4)**	**(41,1)**	**8,8**	**n.m.**	**(17,0)**	**4,4**	**n.m.**	**53,3%**
Consolidated Net Income /(Loss)	**(118,6)**	**(41,4)**	**8,9**	**n.m.**	**(17,1)**	**5,7**	**n.m.**	**157,7%**
EBITDA Margin	**10,7%**	**12,7%**	**18,6%**	**5,9 p.p.**	**14,0%**	**20,9%**	**6,9 p.p.**	**2,8 p.p.**

During the first nine months of 2003, PT Multimedia's consolidated operating revenues amounted to EUR 489.5 million, a 10.4% increase when compared with the same period last year. This increase was achieved under challenging market conditions, after two years of continuous economic slow down, resulting in a significant adverse impact on the media business due to reduced advertising spending.

PT Multimedia's growth was fuelled by the performance of the Pay TV and Cable Internet business, which continued to demonstrate strong growth and now represents 64.5% of total revenues. The media business accounted for 21.0% of total revenues, while audiovisuals were responsible for 15.5%.

EBITDA reached EUR 90.9 million, a 62% increase when compared to the first nine months of last year. This increase was achieved mostly due to the performance of Pay-TV, whose EBITDA grew approximately 80%, reaching EUR 88.5 million. The EBITDA of the media business amounted to a negative EUR 0.3 million, reflecting the decline in advertising spending. The Audiovisuals segment posted an EBITDA of EUR 8.1 million.

PT Multimedia's third quarter EBITDA continue to show significant improvement, due to recovery of the Audiovisuals business as well as Pay-TV and Cable Internet continuously increasing EBITDA. Consolidated EBITDA was EUR 34.1 million, compared with EUR 29.4 million in the second quarter and EUR 27.4 million in the first.

Third quarter EBITDA margins surpassed 20% (18.1% in the second quarter and 16.7% in the first) reflecting margin gains by Pay-TV and Cable Internet, caused by reductions in programming costs with the substitution of Telecine premium channels by those from Lusomundo, growth in advertising and Internet revenue, as well as systematic increases in scale.

The strong growth in PT Multimedia's operating profitability, coupled with a EUR 582.9 million decrease in net debt and extraordinary amortization of Lusomundo's acquisition goodwill recognized at the end of 2002 allowed PT Multimedia to post Consolidated Net Profit of EUR 8.9 million in the first nine months of 2003.

PT Multimedia posted profit amounting to EUR 5.7 million in the third quarter, reflecting sustained growth over three consecutive quarters, with a EUR 2.2 million profit posted in the second quarter and EUR 0.9 million in the first.

2.2 Consolidated Debt

Consolidated Debt *(thousands of Euros)*	31-Dec-02	30-Jun-03	30-Set-03
Short Term Debt	**28.687**	**23.594**	**50.215**
Medium and Long Term Debt	**129.265**	**88.257**	**67.257**
Shareholder Loans	67.257	67.257	67.257
Commercial Paper	62.000	21.000	-
Bank Loans	8	-	-
Total Debt	**157.952**	**111.851**	**117.472**
Cash and Cash Equivalents	**20.167**	**25.406**	**26.529**
Consolidated Net Debt	**137.785**	**86.445**	**90.943**

As of September 30, 2003, PT Multimedia's consolidated net debt amounted to EUR 90.9 million. In the third quarter net debt increased slightly (EUR 4.5 million) due to the EUR 21 million payment made for the acquisition of the remaining 50% of Warner Lusomundo. This payment absorbed the cash flow generated in the third quarter.

2.3 Investment

Total investment during the first nine months of 2003 totalled EUR 61.5 million, a 7.7% drop from the same period last year. In the first nine months of 2003 finalcial investments amounted to EUR 22.4 millions, mainly resulting from the acquisition of the remaining 50% of Warner Lusomundo.

During the first nine months of 2003, CAPEX totalled EUR 39.1 million, a 24.2% decrease when compared with the same period last year. CAPEX as a percentage of revenues decreased from 11.6% in the first nine months of 2002 to only 8.0% in September 2003. The breakdown of CAPEX by business line is set out below:

CAPEX *(thousands of Euros)*	9M02	Pro-forma 9M02	9M03	Pro-forma Δ	3Q02	Pro-forma 3Q02	3Q03	Pro-forma Δ	Δ 3Q/2Q03
Pay-TV and Cable Internet	43.249	43.249	32.176	-25,6%	11.119	11.119	10.994	-1,1%	31,3%
Audiovisuais	6.290	5.514	4.343	-21,2%	5.749	4.973	1.758	-64,6%	223,2%
Media	2.362	2.233	1.909	-14,5%	1.355	1.226	385	-68,6%	-34,7%
PTM.com	5.875	-	-	n.m.	1.882	-	-	n.m.	n.m.
Other	687	587	662	12,8%	-627	-727	318	143,7%	33,1%
Total	**58.463**	**51.583**	**39.090**	**-24,2%**	**19.478**	**16.591**	**13.455**	**-18,9%**	**38,0%**
CAPEX/Revenues (%)	**11,8%**	**11,6%**	**8,0%**	**-3,6 p.p.**	**11,5%**	**11,0%**	**8,2%**	**-2,8 p.p.**	**2,2 p.p.**

In the fourth quarter CAPEX amounted to EUR 13.5 million and was mainly directed to expanding Pay-TV and Cable Internet client network.

2.4 Pay-TV and Cable Internet

Pay TV and Cable Internet *(millions of Euros)*	9M02	Pro-forma 9M02	9M03	Pro-forma Δ	Pro-Forma 3Q02	3Q03	Pro-Forma Δ	Δ 3Q/2Q03
Operating Revenues	**265,3**	**267,3**	**315,5**	**18,0%**	**94,4**	**107,7**	**14,1%**	**2,2%**
Services rendered	255,4	257,4	311,8	21,1%	90,0	106,7	18,5%	2,6%
Sales of merchandise and products	9,9	9,9	3,7	-62,3%	4,4	1,0	-76,8%	-26,6%
Operating Costs and Expenses	**257,6**	**258,9**	**262,5**	**1,4%**	**90,6**	**81,3**	**-10,3%**	**-9,6%**
Wages and salaries	21,8	22,5	20,8	-7,6%	7,5	6,8	-10,0%	-0,6%
Costs of telecommunications	19,0	18,9	18,8	-0,7%	6,2	6,3	1,8%	-1,3%
Programming costs	88,9	87,8	91,4	4,1%	30,6	28,4	-7,3%	-8,2%
Maintenance and repairs	6,2	8,6	7,9	-8,1%	3,2	2,7	-17,2%	-5,9%
Marketing and publicity	7,3	7,6	6,1	-18,7%	2,2	2,5	13,3%	5,4%
Other general and administrative	62,2	63,4	69,5	9,6%	21,3	24,6	15,4%	9,8%
Costs of products sold	9,6	9,6	4,9	-48,5%	4,3	1,4	-68,0%	-16,4%
Depreciation and amortization	40,8	40,8	35,5	-13,2%	14,4	8,9	-38,2%	-33,8%
Provisions	4,3	4,3	7,8	79,1%	0,9	1,6	75,4%	-6,4%
Taxes other than income taxes	1,1	1,1	1,3	10,9%	0,3	0,4	29,2%	-29,8%
Other net operating income	(3,6)	(5,8)	(1,5)	74,5%	(0,3)	(2,2)	-542,8%	n.m.
Operating Income/(Loss)	**7,7**	**8,4**	**53,0**	**528,2%**	**3,8**	**26,5**	**596,0%**	**70,6%**
EBITDA	**48,5**	**49,3**	**88,5**	**79,6%**	**18,2**	**35,4**	**93,9%**	**22,1%**
EBITDA Margin	**18,3%**	**18,4%**	**28,1%**	**9,7 p.p.**	**19,3%**	**32,8%**	**13,5 p.p.**	**5,3 p.p.**

During the first nine months of 2003, Pay-TV and Cable Internet operating revenue reached EUR 315.5 million, a 18.0% increase compared to EUR 267.3 million in the same period of 2002. This growth was primarily due to the following three factors:

- Sustained growth in the number of Pay-TV subscribers (+10.8%), coupled with an increase in ARPU (+4.7%) due increased subscription to premium products.
- Strong growth in Internet business, whose revenues reached EUR 48.6 million up 56.8% from EUR 31.0 million in the first nine months of 2002;
- Growth in the advertising business due to a progressive increase in Pay-TV channels' view share. During the first nine months of 2003, advertising revenue reached EUR 9.75 million, representing a growth of 8.7% compared with EUR 8.97 million registered for the same period in 2002. Excluding the positive impact the 2002 Football World Cup had on the first nine months of 2002, advertising revenues would have increased by approximately 40%.

During the first nine months of 2003, the Pay TV and Cable Internet business generated an EBITDA of EUR 88.5 million, corresponding to a growth of almost 80% compared to the same period in 2002. EBITDA margin improved by 9.7 p.p. and is now at 28.1%.

Pay-TV and Cable Internet EBITDA and corresponding margin continue to reflect consistent growth. In the third quarter, Pay-TV and Cable Internet EBITDA reached EUR 35.4 million, compared with EUR 29.1 million in the second quarter and EUR 24.1 million in the first. EBITDA margin surpassed the objective of 30% set for the fourth quarter reaching 32.8% (27.5% in the second quarter and 23.6% in the first). The margin increase of 5.3 p.p in the third quarter is primarily due to an 8.4% reduction of programming costs achieved with the substitution of Telecine premium channels by those from Lusomundo, and the renegotiation of other programming contracts. Additionally, margins continue to improve due to the increased importance of advertising and Internet revenues and systematic increases in scale.

2.5 Audiovisuals

AUDIOVISUALS REVENUES BREAKDOWN *(millions of Euros)*	9M02	Pro-forma 9M02	9M03	Pro-forma Δ	Pro-forma 3Q02	3Q03	Pro-forma Δ	Δ 3Q/2Q03
Theatrical Exhibition	31,3	31,3	30,0	-4,3%	10,0	9,5	-4,8%	8,9%
Film Distribution	4,7	4,7	5,3	13,7%	1,4	2,3	58,8%	49,5%
Exhibition Rights	2,4	2,4	2,6	9,6%	0,1	1,2	782,9%	-1,4%
Video	20,4	20,4	19,5	-4,4%	6,2	4,8	-22,3%	-7,1%
Videogames	19,0	19,0	15,9	-16,4%	6,4	7,6	18,0%	102,8%
Other	0,9	0,6	2,8	349,2%	0,2	0,8	369,4%	-56,6%
Total	**78,5**	**78,3**	**76,0**	**-3,0%**	**24,3**	**26,2**	**7,7%**	**17,6%**

Audiovisuals' revenues for the first nine months of 2003 reached EUR 76.0 million, compared to EUR 78.3 million for the same period last year. The following developments are noteworthy:

- Cinema exhibition revenues in the third quarter totalled EUR 9.5 million, a 4.8% decrease over the third quarter 2002, reflecting a reduction in ticket sales due to intensifying competition, and a decrease in leisure spending motivated by a difficult economic environment. Accumulated revenue for the first nine months of 2003 increased compared to the first nine months of 2002;
- Film distribution registered an increase in revenues during the third quarter of 2003, primarily due to the launch of two major titles, "Pirates of the Caribbean" and "American Pie – The Wedding" during this period. Film distribution revenues increased by 13.7% during the first nine months of 2003, compared to the same period last year.
- In the third quarter video revenues posted a 22.3% decrease when compared with the same period last year, again reflecting declining demand for the VHS format, and adverse pressure on DVD sales due to DVD sales promotion campaigns by the major national daily newspapers. Additionally no major film has been released in the third quarter, contrary to the situation last year, with the launch of "Monsters, Inc" When considering the first nine months of 2003 accumulated revenues, the drop is not as significant (4.4%). This is essentially due to the positive effect of the DVD promotional sales campaign carry out jointly with the Diário de Noticias in the first semester,
- The videogames division showed recovery in the third quarter of 2003 motivated by a price reduction of the Sony PS2 console from EUR 254.99 to EUR 204.99. Thus, videogame revenue reached EUR 7.6 million, more than double the revenues registered in the second quarter of 2003 and 18% above that of the third quarter of 2003. Revenues over the first nine months of 2003 decreased by 16.4% as first semester results were significantly affected by high retail inventory levels accumulated at the end of 2002 and by Sony's implementation of a new PS2 pricing strategy, which resulted in a reduction in promotional campaigns for this console.

Audiovisuals *(millions of Euros)*	9M02	Pro-forma 9M02	9M03	Pro-forma Δ	3Q02	Pro-Forma 3Q02	3Q03	Pro-forma Δ	Δ 3Q/2Q03
Operating Revenues	**78,5**	**78,3**	**76,0**	**-3,0%**	**24,4**	**24,3**	**26,2**	**7,7%**	**17,6%**
Services rendered	45,2	33,1	34,7	5,0%	14,5	9,8	11,9	22,1%	3,3%
Sales of merchandise and products	33,3	45,2	41,2	-8,8%	9,8	14,5	14,3	-2,0%	33,0%
Operating Costs and Expenses	**73,8**	**73,3**	**73,0**	**-0,5%**	**23,7**	**24,5**	**24,8**	**1,0%**	**3,4%**
Costs of products sold	24,6	24,6	22,0	-10,5%	8,4	8,4	8,6	2,5%	65,1%
Third Party Services	40,4	40,2	41,3	2,6%	12,1	12,1	13,1	8,5%	-13,5%
Wages and salaries	7,3	6,8	7,2	6,1%	2,4	2,2	2,3	6,0%	-15,1%
Depreciation and amortization	4,9	4,8	5,1	6,8%	1,6	2,1	1,9	-9,7%	34,1%
Provisions	(0,3)	0,1	0,6	781,3%	(0,2)	0,2	(0,3)	n.m.	n.m.
Other net operating income	(3,1)	(3,1)	(3,2)	-2,3%	(0,5)	(0,5)	(0,9)	-73,3%	6,3%
Operating Income/(Loss)	**4,8**	**5,0**	**3,0**	**-40,0%**	**0,6**	**(0,2)**	**1,4**	**n.m.**	**n.m.**
EBITDA	**9,6**	**9,7**	**8,1**	**-17,1%**	**2,3**	**1,9**	**3,3**	**74,9%**	**n.m.**
EBITDA Margin	**12,2%**	**12,4%**	**10,6%**	**-1,8 p.p.**	**9,2%**	**7,8%**	**12,6%**	**4,8 p.p.**	**13,9 p.p.**

Audiovisuals' EBITDA in the third quarter totalled EUR 3.3 million, a significant improvement over the second quarter negative EBITDA of EUR 1.7 million. This growth in EBITDA and corresponding margin reflects the recovery in the videogames area, as well as greater dilutions of the fixed cost associated with opening of the Miraflores, Odivelas, and Montijo multiplexes.

Audiovisuals' EBITDA in the first nine months of 2003 amounted to EUR 8.1 million, a decrease when compared to EUR 9.7 million for the same period last year.

2.6 Media

MEDIA REVENUES BREAKDOWN (millions of Euros)	9M02	Pro-forma 9M02	9M03	Pro-forma Δ	Pro-forma 3Q02	3Q03	Pro-forma Δ	Δ 3Q/2Q03
Advertising	54,2	54,5	49,6	-9,1%	16,4	15,7	-4,5%	-18,7%
Copies Sold	27,7	27,8	30,4	9,7%	9,8	9,7	-1,3%	-4,5%
Complementary Products	9,2	9,0	21,8	141,3%	3,8	6,0	59,0%	-28,8%
Editorial Noticias	5,2	-	-	n.m.	-	-	n.m.	n.m.
Other	0,1	1,9	3,1	65,2%	0,3	1,5	375,2%	74,3%
Total	**96,5**	**93,2**	**104,9**	**12,6%**	**30,3**	**32,9**	**8,4%**	**-11,6%**

The economic environment was particularly unfavourable for the media businesses, due to decreased advertising spending and contributed to a less positive performance of this business area.

Media revenues during the first nine months of 2003 reached EUR 104.9 million, registering a 12.6% growth when compared to the same period last year. This resulted from increased sales of promotional product and consequent increase in newspaper circulation, which offset the EUR 4.9 million drop in advertising sales revenue compared with the first nine months of 2002. In the third quarter, advertising revenue reached EUR 15.7 million, corresponding to a 4.5% decrease when compared to the same period in 2002.

Media (millions of Euros)	9M02	Pro-Forma 9M02	9M03	Pro-Forma Δ	Pro-Forma 3Q02	3Q03	Pro-Forma Δ	Δ 3Q/2Q03
Operating Revenues	**96,5**	**93,2**	**104,9**	**12,6%**	**30,3**	**32,9**	**8,4%**	**-11,6%**
Services rendered	54,8	56,4	52,0	-7,8%	16,9	16,6	-1,4%	-17,2%
Sales of merchandise and products	41,7	36,8	52,9	43,8%	13,5	16,3	20,6%	-5,0%
Operating Costs and Expenses	**97,7**	**97,1**	**110,3**	**13,6%**	**32,6**	**37,7**	**15,4%**	**3,9%**
Costs of products sold	6,3	5,3	12,7	141,1%	2,1	3,4	59,9%	-20,3%
Raw materials and consumables	15,2	16,1	14,9	-7,2%	4,9	5,7	15,5%	20,1%
Third Party Services	40,6	35,9	41,9	16,7%	11,4	14,3	25,4%	7,1%
Wages and salaries	30,7	31,0	30,2	-2,3%	10,3	9,7	-5,6%	-3,9%
Depreciation and amortization	3,0	4,4	5,2	16,9%	1,5	2,2	40,4%	49,5%
Provisions	2,1	4,6	4,4	-3,1%	2,5	1,8	-26,0%	-15,8%
Other net operating income	(0,2)	(0,1)	0,9	n.m.	(0,1)	0,6	n.m.	152,4%
Operating Income/(Loss)	**(1,2)**	**(4,0)**	**(5,4)**	**-37,0%**	**(2,3)**	**(4,8)**	**-109,5%**	**n.m.**
EBITDA	**1,7**	**0,5**	**(0,3)**	**n.m.**	**(0,7)**	**(2,6)**	**-255,2%**	**n.m.**
EBITDA Margin	**1,8%**	**0,5%**	**-0,2%**	**-0,7 p.p.**	**-2,4%**	**-7,9%**	**-5,5 p.p.**	**-14,4 p.p.**

Accumulated EBITDA at the end of September reached negative EUR 300 thousand, representing a decrease of EUR 800 thousand when compared to the same period last year. Third quarter EBITDA was effected by a decrease in advertising revenue and the adoption of a more conservative policy with regards to sales promotion strategies on the major "titles" in the group

Personnel cots reduction is ever more visible. These costs decreased by 2.3% compared to the first nine months of last year, reflecting ongoing restructuring efforts, including rationalisation of operations and support functions, which has reduced personnel.

Note

Except for historic information contained herein, this press release contains certain forward looking statements which involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include, among others, the continued use by subscribers of PT Multimedia's services, technological changes and competition, as well as other factors detailed from time to time in PT Multimedia's filings with the Portuguese Securities and Exchange Commission.

Attachments

Table I - Consolidated Statements of Income for the first nine months of 2002 and 2003;

Table II - Pro-forma Consolidated Statement of Income for the first nine months of 2002, excluding PTM.com from the consolidation, and Consolidated Statement of Income for the first nine months of 2003;

Table III - Consolidated Balance Sheet as at September 30, 2002, December 31, 2002 and September 30, 2003.

TABLE I

PT-MULTIMEDIA - SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMEDIA, SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME FOR THE FIRST NINE MONTHS OF 2002 AND 2003

(Amounts in thousands of Euros)

	9M02	9M03	Δ 9M03/9M02
Operating Revenues:	**497.037**	**489.521**	**-1,5%**
Services rendered	398.343	396.326	-0,5%
Sales of merchandise and products	98.694	93.195	-5,6%
Operating Costs and Expenses:	**503.258**	**446.033**	**-11,4%**
Wages and salaries	75.788	61.699	-18,6%
Pensions and other benefits	1.133	887	-21,7%
Costs of telecommunications	47.015	18.758	-60,1%
Depreciation and amortization	59.176	47.399	-19,9%
Subsidies	(401)	(263)	34,4%
Programming costs	78.885	91.395	15,9%
Maintenance and repairs	12.925	9.174	-29,0%
Own work capitalized	(1.513)	(662)	56,2%
Raw materials and consumables	17.048	15.993	-6,2%
Costs of products sold	40.858	33.920	-17,0%
Marketing and publicity	25.781	22.513	-12,7%
Other general and administrative	145.816	135.417	-7,1%
Provision for doubtful receivables, inventories and other	7.088	13.161	85,7%
Other net operating income	(8.312)	(6.986)	16,0%
Taxes other than income taxes	1.971	3.628	84,1%
Operating Income /(Loss)	**(6.221)**	**43.488**	**n.m.**
Other income (expenses):	**(109.069)**	**(80.438)**	**26,3%**
Interest expenses	(22.935)	(4.636)	79,8%
Other financial expenses	(22.052)	(2.516)	88,6%
Interest income	9.455	447	-95,3%
Other financial income	1.802	2.559	42,0%
Equity in earnings (losses) of investees	(18.581)	(4.348)	76,6%
Amortization of goodwill	(39.187)	(10.314)	73,7%
Gains (losses) on disposals of fixed assets	-	421	n.m.
Work force reduction program costs	(1.600)	-	-3778,2%
Other non-operating income (losses), net	(15.971)	(62.051)	-131,4%
Income /(Loss) Before Income Tax	**(115.290)**	**(36.950)**	**68,0%**
Provision for income taxes	(3.153)	45.719	n.m.
Consolidated Net Loss Before Minority Interests	**(118.443)**	**8.769**	**n.m.**
Losses/(Income) applicable to minority interests	*(213)*	*82*	*n.m.*
Consolidated Net Income /(Loss)	**(118.656)**	**8.851**	**n.m.**
EBITDA	**52.955**	**90.887**	**71,6%**
EBITDA Margin	**10,7%**	**18,6%**	**-7,9 p.p.**

TABLE II

PT-MULTIMEDIA - SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMEDIA, SGPS, S.A. AND SUBSIDIARIES

PRO-FORMA CONSOLIDATED STATEMENT OF INCOME FOR THE FIRST NINE MONTHS OF 2002, EXCLUDING PTM.COM FROM THE CONSOLIDATION, AND CONSOLIDATED STATEMENT OF INCOME FOR THE FIRST NINE MONTHS OF 2003

(Amounts in thousands of Euros)

	Pro-forma 9M02	9M03	Δ 9M03/9M02 PF
Operating Revenues:	**443.351**	**489.521**	**10,4%**
Services rendered	346.460	396.326	14,4%
Sales of merchandise and products	96.891	93.195	-3,8%
Operating Costs and Expenses:	**438.043**	**446.033**	**1,8%**
Wages and salaries	65.555	61.699	-5,9%
Pensions and other benefits	1.038	887	-14,5%
Costs of telecommunications	18.896	18.758	-0,7%
Depreciation and amortization	50.779	47.399	-6,7%
Subsidies	(394)	(263)	33,2%
Programming costs	87.503	91.395	4,4%
Maintenance and repairs	9.885	9.174	-7,2%
Own work capitalized	(1.513)	(662)	56,2%
Raw materials and consumables	16.864	15.993	-5,2%
Costs of products sold	39.658	33.920	-14,5%
Marketing and publicity	20.958	22.513	7,4%
Other general and administrative	127.447	135.417	6,3%
Provision for doubtful receivables, inventories and other	6.185	13.161	112,8%
Other net operating income	(6.632)	(6.986)	-5,3%
Taxes other than income taxes	1.814	3.628	100,0%
Operating Income /(Loss)	**5.308**	**43.488**	**719,3%**
Other income (expenses):	**(43.299)**	**(80.438)**	**-85,8%**
Interest expenses	(22.279)	(4.636)	79,2%
Other financial expenses	(1.926)	(2.516)	-30,6%
Interest income	7.746	447	-94,2%
Other financial income	1.558	2.559	64,2%
Equity in earnings (losses) of investees	(7.890)	(4.348)	44,9%
Amortization of goodwill	(23.918)	(10.314)	56,9%
Gains (losses) on disposals of fixed assets	(48)	421	n.m.
Work force reduction program costs	(1.600)	-	-3778,2%
Other non-operating income (losses), net	5.058	(62.051)	n.m.
Income /(Loss) Before Income Tax	**(37.991)**	**(36.950)**	**2,7%**
Provision for income taxes	(3.104)	45.719	n.m.
Consolidated Net Loss Before Minority Interests	**(41.095)**	**8.769**	**n.m.**
Losses/(Income) applicable to minority interests	(256)	82	n.m.
Consolidated Net Income /(Loss)	**(41.351)**	**8.851**	**n.m.**
EBITDA	**56.087**	**90.887**	**62,0%**
EBITDA Margin	**12,7%**	**18,6%**	**5,9 p.p.**

TABLE III

PT-MULTIMEDIA - SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMEDIA, SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET AS AT SEPTEMBER 30, 2002, DECEMBER 31, 2002 AND SEPTEMBER 30, 2003

(Amounts in thousands of Euros)

	September, 30 2002	December, 31 2002	September,30 2003
Current Assets:			
Cash and cash equivalents	33.100	20.167	26.529
Accounts receivable-trade, net	136.184	118.976	86.720
Accounts receivable-other, net	67.742	56.461	40.178
Inventories, net	26.929	18.035	15.338
Prepaid expenses and other current assets	24.043	17.440	21.020
Deferred taxes	18.607	27.474	72.262
Total current assets	306.605	258.553	262.046
Investments, net	264.276	43.159	62.179
Fixed Assets, net	328.306	312.580	297.989
Intangible Assets, net	45.106	37.959	34.298
Goodwill, net	764.216	217.141	221.076
Total assets	1.708.509	869.392	877.588
Current Liabilities:			
Short term debt and current portion of medium and long-term debt	35.139	28.687	50.215
Accounts payable-trade	206.107	136.130	134.666
Accounts payable-other	48.976	50.454	33.372
Accrued expenses	66.161	41.223	61.319
Taxes payable	10.483	14.890	13.235
Deferred income	6.961	8.231	6.208
Deferred taxes	6.712	6.172	6.423
Total current liabilities	380.539	285.789	305.436
Medium and Long-Term Debt			
Medium and long term debt	67.015	62.007	-
Shareholders	604.647	67.257	67.257
	671.662	129.265	67.257
Other Non-Current Liabilities	105.479	77.194	124.646
Total liabilities	1.157.680	492.247	497.339
Minority Interests	19.268	16.628	10.702
Shareholders' equity:			
Share capital	78.448	78.448	78.448
Reserves	571.769	743.444	282.248
Retained earnings	-	(326.922)	-
Net income for the period	(118.656)	(134.453)	8.851
Total equity	531.561	360.517	369.547
Total liabilities and shareholders' equity	1.708.509	869.392	877.588